July 8, 2013

VIA EDGAR AND EMAIL
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Forest City Enterprises, Inc.
Form 10-K for fiscal year ended January 31, 2013
Filed on March 27, 2013
File No. 001 - 04372

Dear Mr. Woody:

Forest City Enterprises, Inc. (the “Company”) has received your letter dated July 2, 2013 regarding your comment to the above-referenced filing. We appreciate the Division’s review and are herein providing our responses to your comment. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.

Form 10-K for fiscal year ended January 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 47

Commercial Net Operating Income, page 57

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We note your response to our prior comment one and your proposed disclosure. In future filings, please remove the description ‘non-recurring’ unless you can substantiate that these types of adjustments are not reasonably likely to recur within two years nor was there a similar charge or gain within the prior two years. To the extent you intend to retain the description ‘non-recurring,’ please tell us how you can substantiate this characterization. Please refer to Item 10(e) of Regulation S-K.

The Company will remove the description of ‘non-recurring’ in our proposed disclosure for items that we are unable to substantiate as not reasonably likely to recur within two years and for items that represents similar charges or gains that occurred within the prior two years.

As requested in your letter, in connection with our response to your comment, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.

/s/ Robert G. O’Brien

Robert G. O’Brien
Executive Vice President and Chief Financial Officer

cc: Peter McPhun, Jennifer Monick

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